SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of the

Securities Exchange Act of 1934

Dated September 22, 2003

Results for the six months ended June 30, 2003

Computation of Ratio of Earnings to Fixed Charges

Commission file number: 0-17630

CRH public limited company

(Exact name of Registrant as specified in its charter)

Republic of Ireland

(Jurisdiction of incorporation or organization)

Belgard Castle, Clondalkin, Dublin 22

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

(If “Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ).

This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statement on Form F-3 (File no. 333-13648) of CRH America, Inc. and CRH plc and the registration statements on Form S-8 (Nos. 333-90808, 333-6040, 333-8720, 333-10430, 333-13308 and 333-103656) of CRH plc and to be a part thereof from the date on which this report has been filed, to the extent not superseded by documents or reports subsequently filed or furnished.

List of Enclosures:

•	Results for the six months ended June 30, 2003

•	Calculation of Ratio of Earnings to Fixed Charges

CRH plc

RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2003

		2003	2002	% change
		euro m	euro m
•	Sales	4,661	4,801	-3%
•	Income before tax	161	196	-18%
•	Net income	116	140	-17%
		euro cent	euro cent
•	Net income per share	22.16	26.78	-17%
•	Dividend	8.20	7.43	+10%

•	In the Republic of Ireland, residential construction was particularly buoyant and activity on major infrastructure projects continued at a good pace. Against this background income before interest expense increased by 11% to euro 71 million.

•	In Britain and Northern Ireland, although underlying income advanced, the impact was partly offset by the weakness of Sterling versus the euro resulting in reported income before interest expense being up 6% at euro 30 million.

•	In Mainland Europe, generally weak trading patterns for the Materials Division were exacerbated by an exceptionally cold first quarter in Poland and Finland, resulting in a 35% decline in income before interest expense to euro 23 million. With the incremental impact of acquisitions, the Products & Distribution Division recorded an 8% increase in income before interest to euro 50 million.

•	Reported euro results for the Americas operations were adversely affected by the impact of a 19% weakening of the average US dollar exchange rate versus the euro. The traditional first half loss in the Materials Division rose from euro 37 million to euro 47 million with the impact of exceptionally wet weather in the Northeast and Midwest during the second quarter only partly offset by contributions from acquisitions. In a challenging market and economic environment for all of its product groups, the Products & Distribution Division reported a 33% decline in income before interest expense to euro 89 million.

•	Overall, currency translation effects, principally arising from the strength of the euro versus the US dollar, had a euro 10 million adverse impact at income before tax level in the period.

•	The interim dividend has been increased by 10%, the 20th consecutive year of dividend increase.

•	Total acquisition and investment spend amounted to euro 577 million on 20 deals. Since period-end, we have agreed to acquire Cementbouw’s distribution and building products operations in Holland for euro 646 million and to invest euro 47 million in a leveraged buyout of Cementbouw’s materials operations.

Announced Tuesday, September 2, 2003

INTERIM STATEMENT

HIGHLIGHTS

The results highlights for the first six months of 2003 are set out below.

•	Sales: euro 4,661 million, down 3%

•	Income before tax: euro 161 million, down 18%

•	Net income: euro 116 million, down 17%

•	Net income per Ordinary Share (basic): 22.16c, down 17%

Translation effects in the first six months of 2003 had an adverse impact of euro 10 million on income before tax compared with the first half of 2002, with average US dollar and Sterling exchange rates in 2003 significantly weaker versus the euro than in the corresponding period in 2002.

Goodwill amortization (including share of joint ventures) amounted to euro 35.3 million (2002: euro 35.1 million). Spending on acquisitions and investments in the first half of 2003 amounted to euro 577 million (2002: euro 607 million). The consolidated statements of income on page 9 separately discloses the impact of acquisitions made during the six months to June 30, 2003.

DIVIDENDS

The Board has decided to pay an interim dividend of 8.20c per share, an increase of 10.4% on the 2002 interim dividend of 7.43c. Dividends will be paid on November 7, 2003 to shareholders registered at the close of business on September 12, 2003.

A scrip dividend alternative is being offered to shareholders. Details of the Scrip Dividend Offer in respect of the Interim 2003 dividend will be posted to shareholders on Thursday, September 25, 2003.

ACQUISITIONS AND DISPOSALS

First half acquisition and investment expenditure of euro 577 million includes expenditure of euro 189 million on the S.E. Johnson Group in the Midwestern United States while the remaining euro 388 million includes the cost of 19 small to medium-sized deals in Europe and North America. The euro 646 million acquisition of Cementbouw’s distribution and building products operations in Holland and euro 47 million investment in a leveraged buyout of Cementbouw’s materials operations, which were announced in July 2003 and which are subject to regulatory approvals, are both expected to close before the end of the year.

Proceeds from disposal of fixed assets amounted to euro 35 million.

REGIONAL REVIEW

REPUBLIC OF IRELAND

The trends in construction demand evident in the second half of 2002 continued through the first half of 2003 boosted by very favorable weather conditions in March and April. Residential construction was particularly buoyant resulting in double-digit percentage volume increases in cement, concrete blocks and readymixed concrete. Activity on major infrastructural projects under the National Development Plan continued at a good pace through the first six months although completion of a number of major projects resulted in a decline in blacktop volumes compared with 2002. Commercial and industrial construction continued weak during the period.

BRITAIN AND NORTHERN IRELAND

Compared with first half 2002, the euro was on average approximately 9% stronger versus Sterling in the first half of 2003 giving rise to an adverse translation impact on sales and income for the first half of 2003.

While Ibstock’s first half brick volumes were broadly in line with 2002, a combination of price improvements together with the benefits of a more favorable natural gas supply contract offset the impact of increased costs resulting in improved profitability. Our concrete and insulation activities also reported underlying income advances while our fencing operations benefited from the inclusion of Geoquip, the manufacturer of electronic intrusion detection systems which was acquired in August 2002.

In the Materials Division, residential demand in Northern Ireland continued at a reasonable level while, after a slow start, road maintenance activity has improved. Income was similar to the first half of last year.

MAINLAND EUROPE – MATERIALS

Trading patterns in the first half of 2003 were generally weak exacerbated by an exceptionally cold first quarter in Northeastern Europe. Cement demand in Poland was severely affected in the first quarter and although demand improved in the second quarter, first half volumes declined by 13% with a consequent severe impact on income. Our Finnish operations also suffered first half volume and income declines although to a lesser extent than in Poland.

In Switzerland, we experienced more normal seasonal demand levels with our cement and aggregates activities benefiting from major infrastructure projects. However, with a slowing economy, readymixed concrete volumes and income lagged 2002 levels. In Spain, our operations saw further strong volume gains, but a very competitive market resulted in a first half outcome similar to last year. Our 25% Israeli cement joint venture performed well in the first half of the year.

MAINLAND EUROPE – PRODUCTS & DISTRIBUTION

Our Products & Distribution Division reported higher operating income than in 2002 reflecting the incremental benefit of 2002 and 2003 acquisitions.

The Concrete Products Group continued to be affected by general weakness in residential and commercial markets but, as a result of the inclusion of EHL (acquired May 2002) and Douterloigne (acquired August 2002), reported higher first half operating income than last year.

In both the Clay Products and Insulation Groups, markets have remained difficult resulting in little change in income compared with 2002.

In the Building Products Group, our Fencing & Security business has maintained underlying income while benefiting from the inclusion of Adronit (acquired March 2003). The Daylight & Ventilation activities continued to experience difficult market conditions in Germany and reported lower income. The inclusion of Plakabeton, the Belgium-based metal building accessories business acquired in April 2003, contributed positively to first half results.

Sales in our Distribution Group increased from euro 491 million to euro 578 million principally reflecting the impact of Vicom (acquired June 2002) and BBH Baubedarf (acquired October 2002) which substantially enlarged our Distribution presence in Switzerland. The integration of these businesses with our existing Richner operation in Switzerland is progressing well but it will be some time before the full benefits are realized. A modest contribution from these deals combined with good performances from our Dutch DIY and French builders merchanting activities resulted in an income advance for this Group.

THE AMERICAS – MATERIALS

The average US dollar income statement translation rate for the first half of 2003 was US$1.1049 to the euro versus US$0.8979 in the first half of 2002 which gives rise to an adverse translation impact on sales for the Americas Materials Division compared with 2002. However, as this Division traditionally reports seasonal losses in the first half of the year, the weaker dollar resulted in a favorable exchange impact at operating level.

Although overall state contract lettings continued at a stable level through the first half of the year, exceptionally wet weather in the Northeast and Midwest during the second quarter delayed the commencement of the construction season and resulted in significantly lower volumes and income from underlying operations. Our businesses in the Western states enjoyed more normal weather conditions and reported similar results to last year. Excluding the impact of recent acquisitions, our heritage companies saw volume declines of approximately 12% in aggregates and asphalt and 8% in readymixed concrete compared with first half 2002, although there were substantial regional variations.

THE AMERICAS – PRODUCTS & DISTRIBUTION

The Products & Distribution Division was also impacted by poor weather, which restricted both residential and non-residential construction activity and product shipments, and overall first half income in US dollar terms for this Division was down on 2002 levels. The weaker US dollar also resulted in adverse exchange translation variances in reported euro results for the Division for both sales and income compared with 2002.

The Precast Group suffered most against a backdrop of continuing declines in non-residential construction. The Architectural Products Group experienced a slower than anticipated first half pick-up in seasonal homecenter demand, due to wet weather, while brick sales declined largely as a result of slowing activity in high-end residential and institutional construction. The Glass Group continued to perform well despite the challenging environment; however, a decline from strong 2002 levels in the Southern and Central regions led to some margin erosion. The Distribution Group had a robust underlying performance and, with the benefit of good contributions from 2002 and 2003 acquisitions, delivered further margin improvement in the half year.

In September 2002, CRH announced that companies in CRH’s Distribution Group in the United States had been named, together with a large number of other unrelated parties, in asbestos cases involving 251 claimants. These cases alleged personal injury as a result of exposure to asbestos in products manufactured by others and allegedly distributed by companies in the Distribution Group prior to ownership by CRH. Since then 35 new claims have been received and 11 have been disposed of, with the number of claimants as at the end of August 2003 amounting to 275. We believe that the outcome of these claims will not have a material impact on CRH.

FINANCE AND TAXATION

The lower first half net interest expense in 2003 reflects the benefits of lower interest rates worldwide and a favorable translation impact due primarily to the weaker US dollar, partly offset by the additional financing costs of significant 2002 and first half 2003 development activity. The robust cash generation characteristics of the Group continue to underpin the Group’s strong financial capacity to avail of attractive acquisition opportunities as they arise in our various geographic, product and sectoral markets.

Exchange rate movements between year-end 2002 and June 30, 2003 (mainly the weakening of the US dollar rate) reduced the euro amount of foreign currency net debt by euro 144 million while shareholders’ equity was reduced by euro 256 million.

As in prior years, the interim taxation charge is an estimate based on the current expected full year tax rate.

OUTLOOK

The second half of the year is significantly more profitable for CRH than the first six months, mainly due to the marked second half bias in the activity levels and profitability of our operations in the US.

In Ireland, while housing continues to be strong, the completion of a number of major infrastructure projects is expected to lead to lower overall activity in the second half of the year. Total construction output for the year as a whole should be broadly similar to 2002.

Our markets in Britain have tended to soften slightly in recent months; however, Ibstock price increases should generate further benefits in the second half and full year Sterling income is expected to be ahead of 2002.

In Mainland Europe, with better recent demand in Poland and Finland, and with the incremental impact of 2002 and 2003 acquisitions, we anticipate that the Materials Division should largely recover the reported first half income decline. The market backdrop for our Products & Distribution businesses remains weak; however, we continue to benefit from the 2002 restructuring and from the inclusion of results from 2003 development activity (not including Cementbouw which we hope to complete as planned before the end of the year). Overall, following a substantial increase in 2002, we expect a further good full year income advance for the Products & Distribution Division.

In North America, despite good backlogs, wet weather through July and early August, particularly in the Northeast, has continued to hamper the ability of our Materials operations to fully claw back the underlying volume deficits experienced in the first half. Energy costs remain high but are being largely recovered through better pricing. Our Products & Distribution activities are benefiting from strength in the housing and homecenter markets. Reasonable weather from now to year-end and contributions from acquisitions should result in higher full year income in US dollar terms. However, the weaker US dollar will have a more significant adverse translation impact than in the first half due to the marked second half bias of US profitability.

A continuation of the US dollar/euro exchange rate of US$1.09 would result in a full year average rate of US$1.1032 (2002: US$0.9456) which, combined with the projected average rates for other currencies versus the euro, would have an adverse full year impact of euro 77 million, equivalent to approximately 9% of last year’s pre-tax income level.

Our financial capacity to make acquisitions continues to be strong, and our development teams remain busy; we expect to deliver a further good level of development spend in the remaining months of the year in addition to the completion of the Cementbouw transactions announced in July.

We remain focused on cash generation, cost control and efficiency improvements, combined with the recovery of higher input costs and delivery of a further good level of development spend in the second half of the year. These measures are unlikely to be sufficient to offset the adverse currency impact of the stronger euro on our results for the year as a whole. However, given reasonable weather for the remainder of 2003, we expect that, before the adverse currency translation impact, full year income before tax will be ahead of last year.

* * * * *

This interim statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this statement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

CONSOLIDATED STATEMENTS OF INCOME

	Six months ended June 30 – Unaudited
	Continuing operations						Year ended December 31 2002 – Audited
	Acquisitions		Total
	2003	2003	2003		2002
	euro m	euro m	euro m		euro m		euro m
Net sales including share of joint ventures	4,519.5	141.4	4,660.9		4,800.6		10,794.1
Less share of joint ventures	(111.1)	(0.5)	(111.6)		(135.0)		(276.9)

Net sales	4,408.4	140.9	4,549.3		4,665.6		10,517.2
Cost of goods sold	(3,139.8)	(91.9)	(3,231.7)		(3,317.4)		(7,293.5)

Gross profit	1,268.6	49.0	1,317.6		1,348.2		3,223.7
Distribution and administration expenses	(1,084.3)	(34.6)	(1,118.9)		(1,100.4)		(2,276.7)

Group operating income	184.3	14.4	198.7		247.8		947.0
Share of joint ventures’ operating income before interest expense	10.8	(0.1)	10.7		11.9		31.5

Operating income including share of joint ventures	195.1	14.3	209.4		259.7		978.5
Gain on sale of investments and property, plant & equipment	6.4	—	6.4		10.3		15.7

Income before interest expense	201.5	14.3	215.8		270.0		994.2

Group net interest expense			(52.8)		(70.1)		(131.4)
Share of joint ventures’ net interest expense			(2.2)		(4.3)		(7.1)

Income before taxes and equity minority shareholders’ interest			160.8		195.6		855.7
Taxes on income (estimated)			(42.0)		(53.0)		(226.8)

Income before equity minority shareholders’ interest			118.8		142.6		628.9
Equity minority shareholders’ interest			(2.5)		(2.8)		(5.5)

Net income			116.3		139.8		623.4
Dividend on preference shares			—		—		(0.1)

Net income attributable to ordinary shareholders			116.3		139.8		623.3

Per Ordinary Share for the period
Net income, basic			22.16	c	26.78	c	119.22	c
Net income, diluted			22.09	c	26.56	c	118.57	c
Dividends			8.20	c	7.43	c	25.40	c
Weighted average number outstanding of euro 0.32 Ordinary Shares (in millions)			524.8		522.0		522.8

CONSOLIDATED BALANCE SHEETS

	As at June 30 – unaudited		As at December 31, 2002 – Audited
	2003	2002
	euro m	euro m	euro m
ASSETS
Current assets
Cash, short-term deposits and liquid resources	1,197.4	1,355.8	1,533.2
Accounts receivable and prepayments	1,873.7	1,824.8	1,525.4
Inventories	1,189.5	1,123.5	1,064.0

	4,260.6	4,304.1	4,122.6
Fixed assets
Investments in joint ventures
– share of gross assets	346.4	406.5	366.1
– share of gross liabilities	(140.5)	(164.9)	(141.8)
– loans to joint ventures	29.4	28.5	28.4
Other investments	18.0	24.4	22.1
Property, plant and equipment	5,039.1	5,074.3	5,004.4
Intangible fixed assets – goodwill	1,213.8	1,119.9	1,154.1

Total assets	10,766.8	10,792.8	10,555.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank loans and overdrafts	265.7	544.5	232.8
Accounts payable and accrued liabilities	1,631.5	1,659.1	1,511.0

	1,897.2	2,203.6	1,743.8
Long-term liabilities
Long-term debt	3,270.3	3,138.5	3,010.3
Deferred acquisition consideration	140.0	179.7	142.5
Taxes payable	6.6	41.3	6.6
Capital grants deferred	13.8	15.5	14.6
Provisions for liabilities and charges	751.3	601.8	779.3
Minority shareholders’ equity interest	99.0	115.8	110.9

	6,178.2	6,296.2	5,808.0

Shareholders’ equity
Share capital	180.1	179.1	179.4
Additional paid-in capital	2,061.6	2,027.3	2,038.3
Other reserves	9.9	9.9	9.9
Accumulated income	2,337.0	2,280.3	2,520.3

	4,588.6	4,496.6	4,747.9

	10,766.8	10,792.8	10,555.9

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Additional paid-in capital	Other reserves	Accumulated income	Total shareholders’ equity
	euro m	euro m	euro m	euro m	euro m
Balance at December 31, 2001	178.5	2,002.5	9.9	2,544.5	4,735.4
Shares issued	0.2	5.4	—	—	5.6
Share issue expenses	—	(0.1)	—	—	(0.1)
Income attributable to Ordinary Shares	—	—	—	139.8	139.8
Dividends	0.4	19.5	—	(38.9)	(19.0)
Currency translation effects:
– on results for the period	—	—	—	(2.8)	(2.8)
– on foreign currency net investments	—	—	—	(362.3)	(362.3)

Balance at June 30, 2002	179.1	2,027.3	9.9	2,280.3	4,496.6

Balance at December 31, 2001	178.5	2,002.5	9.9	2,544.5	4,735.4
Shares issued	0.3	13.5	—	—	13.8
Share issue expenses	—	(0.4)	—	—	(0.4)
Income attributable to Ordinary Shares	—	—	—	623.3	623.3
Dividends	0.6	22.7	—	(133.3)	(110.0)
Currency translation effects:
– on results for the year	—	—	—	(31.7)	(31.7)
– on foreign currency net investments	—	—	—	(482.5)	(482.5)

Balance at December 31, 2002	179.4	2,038.3	9.9	2,520.3	4,747.9
Shares issued	0.1	1.4	—	—	1.5
Share issue expenses	—	—	—	—	—
Income attributable to Ordinary Shares	—	—	—	116.3	116.3
Dividends	0.6	21.9	—	(43.1)	(20.6)
Currency translation effects:
– on results for the period	—	—	—	1.7	1.7
– on foreign currency net investments	—	—	—	(258.2)	(258.2)

Balance at June 30, 2003	180.1	2,061.6	9.9	2,337.0	4,588.6

CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

			Six months ended June 30 – Unaudited		Year ended December 31, 2002
			2003	2002
			euro m	euro m	Audited euro m
Net income attributable to ordinary shareholders			116.3	139.8	623.3
Currency translation effects:
– on results for the period			1.7	(2.8)	(31.7)
– on foreign currency net investments			(258.2)	(362.3)	(482.5)

Total recognized gains and losses for the period			(140.2)	(225.3)	109.1

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended 30th June – Unaudited		Year ended 31st December, 2002 – Audited
	2003	2002
	euro m	euro m	euro m
Net cash inflow from operating activities	146.3	280.0	1,553.5

Dividends received from joint ventures	7.4	6.3	23.5

Returns on investments and servicing of finance
Interest received	14.9	25.8	57.7
Interest paid	(65.5)	(83.9)	(183.2)
Finance lease interest paid	(0.3)	(0.4)	(0.7)
Preference dividends paid	—	—	(0.1)

	(50.9)	(58.5)	(126.3)

Taxation
Irish corporation tax paid	(10.2)	(15.1)	(17.2)
Overseas tax paid	(30.3)	(36.4)	(145.1)

	(40.5)	(51.5)	(162.3)

Capital expenditure
Purchase of property, plant and equipment	(217.8)	(211.9)	(367.4)
Less: capital grants received	—	—	0.1
new finance leases	—	0.8	—
Proceeds from sale of investments and property, plant and equipment	34.7	49.5	104.4

	(183.1)	(161.6)	(262.9)

Acquisition and disposal of subsidiary undertakings and joint ventures
Acquisition of subsidiary undertakings	(544.5)	(470.2)	(793.7)
Deferred acquisition consideration	(24.1)	(35.9)	(80.3)
Investments in and advances to joint ventures	(0.8)	(7.5)	(22.0)

	(569.4)	(513.6)	(896.0)

Dividends paid	(76.7)	(70.1)	(111.6)

Cash (outflow)/inflow before use of liquid resources and financing	(766.9)	(569.0)	17.9

Cash inflow/(outflow) from management of liquid resources	172.0	(45.8)	(169.7)

Financing
Issue of shares	1.5	5.6	13.8
Expenses paid in respect of share issues	—	(0.1)	(0.4)
Increase in term debt	505.7	543.6	192.5
Capital element of finance leases repaid	(1.6)	(3.1)	(5.1)

	505.6	546.0	200.8

(Decrease) / increase in cash and demand debt in the period	(89.3)	(68.8)	49.0

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
(Decrease) / increase in cash and demand debt in the period	(89.3)	(68.8)	49.0
Increase in term debt including finance leases	(504.1)	(540.5)	(187.4)
Cash (inflow)/outflow from management of liquid resources	(172.0)	45.8	169.7

Change in net debt resulting from cash flows	(765.4)	(563.5)	31.3
Loans and finance leases, net of liquid resources, acquired with subsidiaries	(7.8)	(93.4)	(95.8)
New finance leases	—	(0.8)	—

	(773.2)	(657.7)	(64.5)
Translation adjustment	144.5	224.2	248.3

Movement in net debt for the period	(628.7)	(433.5)	183.8
Net debt at 1st January	(1,709.9)	(1,893.7)	(1,893.7)

Net debt at end of period	(2,338.6)	(2,327.2)	(1,709.9)

SUPPLEMENTARY INFORMATION

1	Translation of foreign currencies

These financial statements are presented in euro. Results and cash flows of subsidiary and joint venture undertakings based in non-euro countries have been translated into euro at average exchange rates for the period, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiary and joint venture undertakings at average rates, and on restatement of the opening net assets at closing rates, are dealt with in accumulated income, net of differences on related currency borrowings. All other translation differences are included in arriving at operating income.

Rates used for translation of results and balance sheets into euro were as follows:

	Average			Period ended
	Six months ended 30th June		Year ended 31st December 2002	30th June		31st December 2002
euro 1 =	2003	2002		2003	2002
US Dollar	1.1049	0.8979	0.9456	1.1427	0.9975	1.0487
Pound Sterling	0.6855	0.6217	0.6288	0.6932	0.6498	0.6505
Polish Zloty	4.2720	3.6679	3.8574	4.4775	4.0598	4.0210
Swiss Franc	1.4919	1.4690	1.4670	1.5544	1.4721	1.4524
Argentine Peso	3.3203	2.4395	2.9514	3.1967	3.7870	3.5289

2	Key components of first half 2003 performance

		Exchange translation effects	Incremental effect in 2003 of acquisitions and investments completed during		Disposals	Incremental effect in 2003 of rationalization costs charged in		Ongoing operations
euro m	H1 2002		2002	2003	2003	2002	2003		H1 2003
Sales	4,801	(575)	376	145	(4)	—	—	(82)	4,661

Operating income	260	(21)	16	14	—	9	(2)	(66)	210
Gain on disposals	10	—	—	—	—	—	—	(4)	6

Income before interest	270	(21)	16	14	—	9	(2)	(70)	216
Net interest expense	(74)	11	(8)	(4)	—	—	—	20	(55)

Income before taxes	196	(10)	8	10	—	9	(2)	(50)	161

Change		-5%	+4%	+5%	—	+4%	-1%	-25%	-18%

3	Geographical analysis

Net sales	Six months ended June 30 – Unaudited				Year ended December 31, 2002 Audited
	2003		2002
	euro m	%	euro m	%	euro m	%
Republic of Ireland	353.1	7.6	308.8	6.4	713.9	6.6
Britain and Northern Ireland	340.9	7.3	329.9	6.9	698.4	6.5
Mainland Europe	1,559.9	33.5	1,399.1	29.1	3,020.6	28.0
The Americas	2,407.0	51.6	2,762.8	57.6	6,361.2	58.9

Total including share of joint ventures	4,660.9	100	4,800.6	100	10,794.1	100

Less share of joint ventures	(111.6)		(135.0)		(276.9)

Total excluding share of joint ventures	4,549.3		4,665.6		10,517.2

Income before interest expense	Operating income	Gain/(loss) on sale	Income before interest expense
	euro m	euro m	euro m	%
	Six months ended June 30, 2003 – unaudited
Republic of Ireland	68.5	2.2	70.7	32.8
Britain and Northern Ireland	26.8	3.0	29.8	13.8
Mainland Europe	72.0	1.1	73.1	33.9
The Americas	42.1	0.1	42.2	19.5

Total including joint ventures	209.4	6.4	215.8	100

Less share of joint ventures	(10.7)	(0.7)	(11.4)

Total excluding joint ventures	198.7	5.7	204.4

	Six months ended June 30, 2002 – unaudited
Republic of Ireland	60.3	3.5	63.8	23.6
Britain and Northern Ireland	26.8	1.2	28.0	10.4
Mainland Europe	78.6	3.5	82.1	30.4
The Americas	94.0	2.1	96.1	35.6

Total including joint ventures	259.7	10.3	270.0	100

Less share of joint ventures	(11.9)	(0.3)	(12.2)

Total excluding joint ventures	247.8	10.0	257.8

	Year ended December 31, 2002 – audited
Republic of Ireland	131.0	7.8	138.8	14.0
Britain and Northern Ireland	50.4	2.8	53.2	5.4
Mainland Europe	204.9	3.3	208.2	20.9
The Americas	592.2	1.8	594.0	59.7

Total including joint ventures	978.5	15.7	994.2	100

Less share of joint ventures	(31.5)	(1.2)	(32.7)

Total excluding joint ventures	947.0	14.5	961.5

4	Divisional analysis

Net sales	Six months ended June 30 – Unaudited				Year ended December 31, 2002 Audited
	2003		2002
	euro m	%	euro m	%	euro m	%
Europe Materials	913.1	19.6	874.5	18.2	1,927.0	17.9
Europe Products & Distribution	1,341.3	28.8	1,163.6	24.2	2,505.6	23.2
Americas Materials	920.3	19.7	1,108.0	23.1	3,072.1	28.5
Americas Products & Distribution	1,486.2	31.9	1,654.5	34.5	3,289.4	30.4

Total including share of joint ventures	4,660.9	100	4,800.6	100	10,794.1	100

Less share of joint ventures	(111.6)		(135.0)		(276.9)

Total excluding share of joint ventures	4,549.3		4,665.6		10,517.2

Income before interest expense	Operating income	Gain/(loss) on sale	Income before interest expense
	euro m	euro m	euro m	%
	Six months ended June 30, 2003 – unaudited
Europe Materials	96.2	4.6	100.8	46.7
Europe Products & Distribution	71.1	1.7	72.8	33.7
Americas Materials	(48.1)	1.3	(46.8)	(21.7)
Americas Products & Distribution	90.2	(1.2)	89.0	41.3

Total including joint ventures	209.4	6.4	215.8	100

Less share of joint ventures	(10.7)	(0.7)	(11.4)

Total excluding joint ventures	198.7	5.7	204.4

	Six months ended June 30, 2002 – unaudited
Europe Materials	98.0	5.5	103.5	38.3
Europe Products & Distribution	67.7	2.7	70.4	26.1
Americas Materials	(39.8)	2.6	(37.2)	(13.8)
Americas Products & Distribution	133.8	(0.5)	133.3	49.4

Total including joint ventures	259.7	10.3	270.0	100

Less share of joint ventures	(11.9)	(0.3)	(12.2)

Total excluding joint ventures	247.8	10.0	257.8

	Year ended December 31, 2002 – audited
Europe Materials	246.8	11.7	258.5	26.0
Europe Products & Distribution	139.5	2.2	141.7	14.3
Americas Materials	316.0	3.3	319.3	32.1
Americas Products & Distribution	276.2	(1.5)	274.7	27.6

Total including joint ventures	978.5	15.7	994.2	100

Less share of joint ventures	(31.5)	(1.2)	(32.7)

Total excluding joint ventures	947.0	14.5	961.5

5	Net income per Ordinary Share

The computation of basic and diluted net income per Ordinary Share is set out below:

	Six months ended June 30 – Unaudited		Year ended December 31, 2002 – Audited
	2003	2002
	euro m	euro m	euro m
Numerator for basic and diluted net income per Ordinary Share
Net income attributable to ordinary shareholders	116.3	139.8	623.3
Denominator for basic net income per Ordinary Share
Weighted average number of shares (millions) in issue	524.8	522.0	522.8
Effect of dilutive potential Ordinary Shares (employee share options)	1.6	4.3	2.9

Denominator for diluted net income per Ordinary Share	526.4	526.3	525.7

	euro cent	euro cent	euro cent
Basic net income per Ordinary Share	22.16	26.78	119.22
Diluted net income per Ordinary Share	22.09	26.56	118.57

6 Other

	Six months ended June 30 – Unaudited		Year ended December 31, 2002 – Audited
	2003	2002
	euro m	euro m	euro m
Depreciation charge	215.5	224.9	456.3
Goodwill amortization charge – subsidiaries	34.5	33.5	67.6
Goodwill amortization charge – joint ventures	0.8	1.6	2.0

7	Abbreviated accounts

The results disclosed herein do not represent full accounts. The results for the six month periods ended June 30, 2003 and June 30, 2002 have not been audited. The consolidated balance sheet and statements of income and cash flow for the year ended December 31, 2002 have been derived from the consolidated financial statements of the Group, which have been audited by CRH plc’s independent auditors. Full accounts for the year ended December 31, 2002, upon which the Auditors have given an unqualified audit report, have been delivered to the Registrar of Companies in Ireland.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES – page 1 of 2

		Six months ended June 30		Year ended December 31
IRISH GAAP		2003	2002	2002	2001	2000	1999	1998	1997	1996
Earnings:
Pre-tax income pre-Minority Interests	euro’m	160.8	195.6	855.7	802.9	696.7	634.9	408.9	321.5	255.9
Add back Share of Equity Investee Interest	euro’m	2.2	4.3	7.1	3.6	0.9	0.9	5.4	4.1	3.3
Deduct Share of Equity Investee PBIT	euro’m	-11.5	-13.5	-33.5	-25.5	-16.5	-11.8	-15.4	-14.2	-10.8
Deduct Share of Equity Investee Loss on Asset Sale	euro’m	-0.7	-0.3	-1.2
Add Share of Equity Investee Goodwill Amortisation	euro’m	0.8	1.6	2.0
Add back Fixed Charges	euro’m	96.2	120.1	234.6	282.1	295.5	162.6	144.0	119.2	89.2
Add Back Amortised Capitalised Interest	euro’m			0.0	0.0	0.0	0.0	0.0	0.0	0.0
Distributed Income of Equity Investees	euro’m	7.4	6.3	23.5	11.3	7.8	5.6	4.4	8.0	8.0
Deduct Interest Capitalised	euro’m			0.0	0.0	0.0	0.0	0.0	0.0	0.0
Preference dividends of consolidated Subsidiaries	euro’m	-4.4	-4.6	-10.5	0.0	0.0	0.0	0.0	0.0	0.0
Minority Interest in subsidiaries not incurring fixed charges	euro’m			0.0	0.0	0.0	0.0	0.0	0.0	0.0

	euro’m	250.8	309.5	1077.7	1074.4	984.4	792.2	547.3	438.6	345.6

Fixed charges:
Interest expensed	euro’m	67.7	91.4	175.9	233.5	253.9	135.8	121.5	100.0	74.5
Interest capitalised	euro’m			0.0	0.0	0.0	0.0	0.0	0.0	0.0
Amortised premiums and discounts related to indebtedness	euro’m			0.0	0.0	0.0	0.0	0.0	0.0	0.0
Amortised expenses related to indebtedness	euro’m	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0
Estimated Interest element rental expense	euro’m	24.1	24.1	48.1	48.6	41.6	26.8	22.5	19.2	14.7
Preference dividends of consolidated Subsidiaries	euro’m	4.4	4.6	10.5	0.0	0.0	0.0	0.0	0.0	0.0

	euro’m	96.2	120.1	234.6	282.1	295.5	162.6	144.0	119.2	89.2

Ratio of earnings to fixed charges	Irish GAAP	2.6	2.6	4.6	3.8	3.3	4.9	3.8	3.7	3.9

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES – page 2 of 2

		Year ended December 31
		2002	2001	2000	1999	1998	1997	1996

		2002	2001	2000	1999	1998	1997	1996
Pre-tax income under Irish GAAP	euro’m	855.7	802.9	696.7	634.9	408.9	321.5	255.9
US GAAP Adjustments
Stock-based employee compensation	euro’m	19.4	-19.6	-6.2	-32.9	-25.6	-11.0	0.0
Goodwill Amortisation	euro’m	41.4	-8.3	-12.3	-10.7	-11.7	-9.7	-8.2
Adjustment to profit on disposal of Keyline	euro’m				27.2
Cumulative FAS133 Adjustment	euro’m		-16.9
Adjustment to profit on disposal of Vebofoam	euro’m		0.8
Gains/(losses) on hedging instruments	euro’m	11.5	-8.2
Adjustment to eliminate Revaluation Surplus:
—depreciation	euro’m	0.4	0.4	0.4	0.4	0.4	0.6	0.5
—profit on disposal	euro’m	0.0	0.8	0.0	1.0	0.5	0.1	1.8
Pensions	euro’m	15.5	22.1	26.4	16.7	12.4	9.0	9.3
Debt Issue Expenses Incurred and written-off	euro’m	0.0	0.6	1.2	1.1	0.0	0.0	0.0
Amortisation of Issue Expenses	euro’m	-0.4	-0.5	-0.3	-0.2	-0.1	-0.1	-0.1

Pre-tax income under US GAAP	euro’m	943.5	774.1	705.9	637.5	384.8	310.4	259.2

		Year ended December 31
US GAAP		2002	2001	2000	1999	1998	1997	1996
Earnings:
Pre-tax income pre-Minority Interests	euro’m	943.5	774.1	705.9	637.5	384.8	310.4	259.2
Add back Share of Equity Investee Interest	euro’m	3.6	3.6	0.9	0.9	5.4	4.1	3.3
Deduct Share of Equity Investee PBIT	euro’m	-33.5	-25.5	-16.5	-11.8	-15.4	-14.2	-10.8
Deduct Share of Equity Investee Loss on Asset Sale	euro’m	-1.2
Add Share of Equity Investee Goodwill Amortisation	euro’m	2.0
Add back Fixed Charges	euro’m	235.0	282.6	295.8	162.8	144.1	119.3	89.3
Add Back Amortised Capitalised Interest	euro’m	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Distributed Income of Equity Investees	euro’m	23.5	11.3	7.8	5.6	4.4	8.0	8.0
Deduct Interest Capitalised	euro’m	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Preference dividends of consolidated Subsidiaries	euro’m	-10.5	0.0	0.0	0.0	0.0	0.0	0.0
Minority Interest in subsidiaries not incurring fixed charges	euro’m	0.0	0.0	0.0	0.0	0.0	0.0	0.0

	euro’m	1162.4	1046.1	993.9	795.0	523.3	427.6	349.0

Fixed charges:
Interest expensed	euro’m	175.9	233.5	253.9	135.8	121.5	100.0	74.5
Interest capitalised	euro’m	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Amortised premiums and discounts related to indebtedness	euro’m	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Amortised expenses related to debt—Irish GAAP	euro’m	0.1
Amortised expenses related to indebtedness	euro’m	0.4	0.5	0.3	0.2	0.1	0.1	0.1
Estimated Interest element within rental expense	euro’m	48.1	48.6	41.6	26.8	22.5	19.2	14.7
Preference dividends of consolidated Subsidiaries	euro’m	10.5	0.0	0.0	0.0	0.0	0.0	0.0

	euro’m	235.0	282.6	295.8	162.8	144.1	119.3	89.3

Ratio of earnings to fixed charges	US GAAP	4.9	3.7	3.4	4.9	3.6	3.6	3.9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH PUBLIC LIMITED COMPANY (Registrant)

By:	/s/ M. P. LEE
Finance Director Designate

Dated: September 22, 2003